Grupo Supervielle S.A.

Bartolomé Mitre 434, 5th Floor
C1036AAH, Buenos Aires
Republic of Argentina

May 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn:    Mr. Michael Clampitt

Mr. Christopher Dunham

Re:   Grupo Supervielle S.A.
Registration Statement on Form F-1 (File No. 333- 208880)
Form 8-A

Acceleration Request
Requested Date:  May 18, 2016
Requested Time:  4:00 p.m. Eastern Time

Dear Sirs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grupo Supervielle S.A. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on May 18, 2016 (the “Effective Time”), or as soon as possible thereafter.  By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.  In connection with this acceleration request, the Company hereby requests that the Company’s Form 8-A filed with the Securities and Exchange Commission on May 16, 2016 (the “Form 8-A”) be accelerated concurrently with the Company’s Registration Statement to be declared effective at the Effective Time.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement and Form 8-A.  In addition, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement and Form 8-A effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement or Form 8-A;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement and Form 8-A effective, does not relieve the

Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement or Form 8-A; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrés de la Cruz of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2208, as soon as the Registration Statement and Form 8-A have been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

GRUPO SUPERVIELLE S.A.

		By:	/S/ Alejandra Naughton
			Name:	Alejandra Naughton
			Title:	Chief Financial Officer

cc:	Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP